January 7, 2025

Jaeson Bang
Chief Executive Officer
Future Cardia, Inc.
910 Woodbridge Court
Safety Harbor, FL 34695

       Re: Future Cardia, Inc.
           Offering Statement on Form 1-A
           Filed December 9, 2024
           File No. 024-12543
Dear Jaeson Bang:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A Filed December 9, 2024
General

1. We note that your profile page on the StartEngine website reflects that you are providing time-based bonus shares including "Extreme Early Bird," "Super Early
       Bird," and "Early Bird" bonus shares. In addition, the website notes a minimum investment amount of $348 and that the Loyalty Bonus is 5% bonus shares for all previous investors, while your offering circular describes a minimum investment amount of $351 and a Loyalty Bonus of 20% for previous investors or investors who were waitlisted in your prior offering under Regulation CF. Please revise your disclosure to consistently describe all of the bonus shares you are offering, or tell us why your website appears to be inconsistent with the disclosures in your filing. In addition, given that you are offering bonus securities to encourage early investment, it appears the offering of all securities will not be commenced within two calendar days following the qualification date of your filing, and therefore, this is a delayed offering, which is not permitted by Regulation A. See Rule 251(d)(3). Please remove this incentive from your filing, or revise your bonus share structure so that it does not
 January 7, 2025
Page 2

       constitute a delayed offering.
Cover Page

2. Please revise your cover page to assign a value to the non-cash consideration for the bonus shares. Please also disclose the maximum offering amount for all of the shares you are seeking to qualify including the aggregate value of the bonus shares and the value of the shares purchased in the offering. Refer to Rule 251(a) of Regulation A, note to paragraph (a) of Rule 251, and General Instruction I to Form 1-A for guidance.
3. We note your disclosure that "Investors will be required to pay directly to StartEngine
       Primary a transaction fee equal to 3.5% of the investment amount at the time of the
       investors    subscription." Please revise the minimum investment price
of 117 shares of
       common stock to include the mandatory 3.5% transaction fee to be paid by the investor.
4. Please revise your cover page to disclose the voting control of your officers and directors after the offering and the impact of this voting control on the ability of investors to influence matters subject to a stockholder vote.
Summary, page 1

5. Your summary and description of business include several statements noting your beliefs about the accuracy and efficacy of your products, including but not limited to the following:

             your device is    designed to detect signs of heart failure early
enough so that non-
           hospital treatments can be administered and, thus, hospitalizations that typically result from heart failure can be reduced and prevented;
             your device    will offer a long-term solution to heart failure
monitoring that, we
           believe, features simplicity, improved accuracy, high patient protocol compliance
           and hospital economics;    and
                It has been shown that heart failure monitoring with multiple sensors yields improvements in accuracy . . . . We expect that our multiple sensor heart
           monitoring device will also display such improved accuracy.

       Please revise these and all similar statements in your registration statement to eliminate conclusions or predictions that your device in development is effective, implicitly or impliedly, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to efficacy.
6. Please expand your disclosure in the summary to briefly discuss the FDA's regulation of medical devices, including the classification of medical devices into one of three classes (Class I, Class II and Class III) depending on their level of risk, and the implications if you do not receive approval under the Section 510(k) regulatory pathway. Please also discuss any regulatory approval you received to begin your clinical trials in humans. Please revise your disclosure on page 43 accordingly.
 January 7, 2025
Page 3

7. Where you reference studies, articles, or other sources throughout the filing, please identify the specific sources you reference. For example only, we note your disclosure on page 2 that "[n]umerous studies that evaluated the decompensation
parameter   s
       ability to reduce heart failure related hospitalizations have indicated that this methodology has failed." As a related matter, where you refer to studies such as the
       "Link-HF (study 1, 2, 3)," please disclose the specific data supporting your disclosures.
Overview, page 1

8.     You disclose here and throughout your filing that you have successfully implanted
       your devices in a total of 39 human patients. You also reference various studies
       throughout your filing, including but not limited to    8 heart failure
patient data
       studies    on page 7, and an animal study on page 8. Please fully
describe the clinical
       studies you have conducted to date. Your disclosure should include information such as the dates of the studies, the number of participants, the length of the trials, the occurrence of any serious adverse events, the reported results or conclusions of the studies and any reported statistical significance of the results. Where you disclose that there is "strong clinical evidence" on heart sounds as a biomarker, please clarify how you measure the strength of clinical evidence and the relevant studies supporting this conclusion.
Our Historical Performance, page 1

9. Your reference to "independent registered public accounting firm" may imply that your auditors are registered with the PCAOB. Since it does not appear that they are so registered, please revise your disclosures accordingly. Address this comment as it relates to similar references on pages 47 and 50.
Our Market Opportunity, page 2

10. We note your disclosure referencing a "recent Multi-Sense clinical trial," and your disclosure on page 38 that your expectation of improved accuracy is based on clinical data provided in Boston Scientific's Multi-Sense clinical trial. We also note your reference to the CHAMPION trial. Where you discuss the results of studies that were not conducted by you and did not relate to trials of your product, clearly identify the entity who conducted the trial, and disclose that the results of these clinical trials are not related to trials of your product and do not indicate that your product will be successfully commercialized in the future. In addition, revise your disclosure to clarify how these study results are related to your specific product, given that you intend to commercialize a subcutaneously insertable monitor, while in the Multi-
       Sense trial, patients received an implantable cardioverter defibrillator device and in the CHAMPION trial, patients received a permanent pulmonary artery implant.
11. We note your disclosure indicating that wearable monitors have not proven beneficial for the long-term chronic management of heart failure. Please provide support for your statements about these wearable monitors.
 January 7, 2025
Page 4
Our Product Launch Roadmap, page 7

12. Please revise to disclose the intended timing for each of the steps in your product launch roadmap.
13. We note your reference to a "resubmission meeting with the FDA," your disclosure on page 33 that your "target is to submit a 510(k) application to the FDA by the end of
       2024," and your disclosure on page 43 that you "plan to submit [y]our insertable cardiac device for FDA review under a pre-submission filing, or Pre-Sub, in the first quarter of 2021." Please revise your disclosure to describe the history of your submissions to the FDA, including current status, relevant products, when you first submitted applications to the FDA, and the reasons for the resubmission. In addition, please clearly disclose that there is no guarantee you will obtain the required FDA approval to market your product. Make conforming changes to your description of business.
Our Development Highlights, page 7

14. We note your disclosures about the StartX accelerator program, including the combined valuations and survival rates for StartX companies. Given that you have yet to receive regulatory approval to market and commercialize your product, please provide balancing disclosure noting that these results may not be indicative of your results.
Risk Factors, page 13

15. We note your disclosure that your device includes a smartphone automatically pushing data up to cloud-based pattern recognition software, and that clinicians log on to a portal to assess cardiac performance. Please revise your disclosure to discuss your product's susceptibility to data security breaches or other data loss. Dilution, page 24

16. Please better clarify in your disclosures how you arrived at the potential shares and corresponding effective cash cost per share amount for the convertible notes. Ensure you clarify how the information presented in footnote (1) relates to the tabular information.
17. Please revise your dilution table to include the shares that may be issued in this offering, including the potential bonus shares.
Use of Proceeds, page 32

18. We note your disclosure that you will use a portion of your net proceeds to engage in product research and development. Please revise to clarify the product candidate(s)
       that will be the subject of your research and development activities and the specific activities you intend to fund, including specific clinical trials, if applicable. To the extent you believe you will need additional funds to develop or research your product, please disclose this fact and the expected source(s) of these additional funds.
 January 7, 2025
Page 5
Our Maastricht University Research Collaboration and Other Data Sources, page
41

19.    Please address the following comments related to your research studies.

             We note your disclosure that your research collaboration with Maastricht entails a study of a proof of concept model of your heart monitoring device, which is about the size of a 9V battery and is equipped with an ECG recorder and an acoustic sensor to monitor and measure heart rhythm and heart sounds. Please clarify how this proof of concept device compares to your insertable cardiac monitor, and how this proof of concept study advances your product launch. Please also disclose the name of the study, the criteria for selecting patients, relevant endpoints, and any adverse events.

             You disclose that you have acquired heart failure data for approximately 50 patients from China through external recordings and that you refer to the heart failure data published by Duke University Lab in April 2023. Please revise your disclosure to clarify whether the data from either of these sources relates to a collaboration with you, whether the studies relate to your product, and how you are using the data from these sources to further your product development.
Our Intellectual Property, page 42

20. We note the discussion of your pending patent applications. Please revise your disclosure to discuss the anticipated timelines for decisions on these applications and for each application, the effects, if any, on your business in the event that the application is denied. Please also disclose the jurisdiction of the patent application filed in July 2021 for the wireless antenna technology.
Results of Operations, page 47

21. Pursuant to Item 9(a) of the Form 1-A, please discuss significant factors materially affecting income from operations, including the extent to which income was affected by each factor. For example, we note that sales, general and administrative expenses increased to $951,947 during the six months ended June 30, 2024 from $490,838 for the six months ended June 30, 2023. You disclose the various components of this line item; however, it is not clear which specific components increased and why.
Liquidity and Capital Resources, page 48

22. Please revise your disclosure to describe the Convertible Notes, Crowd Notes, and
       SAFEs, and the historic, current, and potential impact of the same on your liquidity.
Securities Being Offered
Common Stock Being Offered Pursuant to This Offering Circular, page 58

23. We note your disclosure that "[h]olders of Common Stock who purchase their shares in this offering will grant the Company a proxy in Section 8 of the subscription agreement and agree to allow the Company's chief executive officer to vote their shares on all matters submitted to a vote of the stockholders, including the election of directors." Please revise your cover page to describe this proxy in detail, including the
 January 7, 2025
Page 6

       impact of this proxy on the ability of investors to influence matters subject to a stockholder vote. Please also revise your risk factors to discuss the risks to investors related to this provision of the subscription agreement.
Unaudited Financial Statements for the Six Months Ended June 30, 2024 and 2023, page F-2

24. Please provide a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of the Form 1-A.
Note 4. Notes Payable, page F-9

25. We note your disclosure on page 60 and elsewhere in the filing that certain convertible notes have reached maturity. Please tell us supplementally and expand your disclosures herein to address the appropriateness of classifying these liabilities as long term. Refer to ASC 470-10-45.
Report on the Audit of the Financial Statements, page F-15

26.    Please have your auditors revise their report to address the following:

             State, if true, that they are required to be independent in accordance with U.S.
           federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to AU-Section 700, Part F/S(c)(1)(iii) of the
           Form 1-A and Article 2 of Regulation S-X.
             Refer to the years then ended, rather than the year then ended, throughout their report.
             You disclose on page 1 and elsewhere in the filing that your auditors expressed substantial doubt as to your ability to continue as a going concern. If true, the report should be revised to include a going concern paragraph. This paragraph should be preceded by an appropriate labeled heading such as "Going Concern"
           and must be presented directly after the Opinion on the financial statements paragraph. Refer to AU Section 341.03(c) and AS 2415.03(c) as well as AU-C
           Section 570 for guidance.
             Expand the paragraph under the heading, Responsibilities of Management for the
           Financial Statements to include the time period set by the applicable financial reporting framework for the going concern assessment. Refer to Illustration 1 to
           AU-Section 700.A81.
Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies
Going Concern, page F-22

27. With reference to your going concern disclosures on page 50, please provide the disclosures required by ASC 205-40-50-1 through 14.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 January 7, 2025
Page 7

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Yujia Wei